UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

Of the Kingdom of Sweden

Date of end of last fiscal year: December 31, 2004

Securities registered as of December 31, 2004

	Amounts as to Which
	Registration is	Names of Exchanges
Title of Issue	Effective	on Which Registered
Kingdom of Sweden	$200,000,000	New York
12% Bonds Due 2010		Stock Exchange

Kingdom of Sweden	$600,000,000	New York
11 1/8% Bonds with		Stock Exchange
warrants Due 2015

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Åsa Engström

General Counsel

RIKSGÄLDSKONTORET

SE-103 74 STOCKHOLM

Sweden

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2. A statement as of the close of the last fiscal year of the registrant giving total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item). (in thousands)

The total principal amount of direct internal funded debt of the registrant outstanding as of December 31, 2004 was Swedish kronor 810,000,135. (1)

In addition, there were outstanding various internal loans, in a total amount of Swedish kronor 598,122,954 guaranteed by the registrant as to principal and interest.

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(b) External funded debt of the registrant. (Total to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)(1)

The total principal amount of direct external funded debt of the registrant outstanding as of December 31, 2004 was as follows: (in thousands)

U.S. dollars (USD)	6,579,895
Australian dollars (AUD)	208,000
Canadian dollars (CAD)	350,000
Swiss francs (CHF)	700,000
Danish kroner (DKK)	1,100,000
Euro (EUR)	6,472,895
Pounds sterling (GBP)	211,597
Japanese yen (JPY)	68,700,000
Norwegian kroner (NOK)	1,000,000

In addition, there were outstanding various external loans, which are guaranteed by the registrant as to principal and interest. The total principal amount of these contingent liabilities outstanding as of December 31, 2004 was as follows: (in thousands)

External Debt Guaranteed by the Kingdom of Sweden
U.S. dollars (USD)	2,485,457
Euro (EUR)	7,272,691
Danish kroner (DKK)	1,152,584
Pounds sterling (GBP)	371,680
Japanese yen (JPY)	26,100,000
Norwegian kroner (NOK)	9,460,500
Swiss franc (CHF)	52,000
Australian dollar (AUD)	250,000
Special Drawing Rights and Unit of Accounts (SDR, UA)	302,290

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Internal funded debt as of December 31, 2004(1)

(Payable in Swedish kronor)

Title and Interest Rate	Date of Issue	Year of final maturity	Principal amount outstanding
			(thousands of Skr)
Treasury Bonds:
6% of 1993	2/9/1993	2005	19,115,520
3.5% of 1999	4/20/1999	2006	91,602,625
6.5% of 1996	10/25/1996	2006	1,084,340
8% of 1995	8/15/1995	2007	68,883,500
6.5% of 1997	5/5/1997	2008	54,783,000
Index linked 4% bonds of 1995	12/1/1995	2008	32,274,248
9% of 1993	4/20/1993	2009	1,109,285
5% of 1998	1/28/1998	2009	71,553,755
4% of 2004	3/15/2004	2009	39,492,365
5.25% of 2000	11/8/2000	2011	49,532,350
5.5% of 2002	3/13/2002	2012	44,695,550
6.75% of 1997	5/5/1997	2014	69,771,965
Index linked zero coupon bonds of 1994 (2)	4/1/1994	2014	19,029,983
Index linked 3.5% bonds of 1998 (2)	12/1/1998	2015	60,204,420
4.5% of 2004	9/6/2004	2015	35,982,900
Index linked 4% bonds of 1995 (2)	12/1/1995	2020	38,318,165
5% of 2004	1/28/2004	2020	35,202,370
Index linked 3.5% bonds of 1997 (2)	12/1/1997	2028	3,433
Index linked 3.5% bonds of 1998 (2)	12/1/1998	2028	39,160,361
Total Treasury Bonds			771,800,135

Lottery Bonds:(3)
2.9% of 2001	5/8/2001	2005	2,000,000
3.5% of 2002	5/27/2002	2005	2,500,000
3.75% of 1998	7/10/1998	2006	3,400,000
2.10% of 2003	12/5/2003	2006	5,500,000
2.8% of 2002	12/13/2002	2007	3,500,000
2% to 6% of 1999(4)	4/26/1999	2007	3,700,000
1.8% of 2004	11/9/2004	2007	4,900,000
2.40% of 2003	5/21/2003	2008	4,200,000
3.3% of 1998	11/27/1998	2008	3,900,000
2.3% of 2004	4/21/2004	2009	4,600,000
Total Lottery Bonds			38,200,000
Total Internal Funded Debt			810,000,135

(1)          No amortization or sinking fund provision.

(2)          At time of issue paid in discounted amount.

(3)          Lottery bonds do not bear interest; bonds are selected by lot (two or three times a year) to receive prizes. The interest rates indicated are the aggregate amount of prizes paid annually as a percentage of the nominal value of the issue. The principal amount of all bonds is paid at maturity.

(4)          The aggregate amount of prizes paid annually is floating.

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 2004

(Payable in Swedish kronor)

Principal Amount Outstanding
(thousands of Skr)
Standing Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Svenska Skeppshypotekskassan (Swedish Ships’ Mortgage Bank)	350,000
Sveriges Allmänna Hypoteksbank (The General Mortgage Bank of Sweden)	80,000
AB Svensk Exportkredit (Swedish Export Credit Corporation)	600,000
Statens Bostadsfinansiering AB (The National Swedish Housing Finance Corporation)	8,000,000
Total	9,030,000
Other Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Pension guarantees	9,880,416
Venantius AB (housing finance)	987,795
Stockholmsleder AB (road construction)	8,011,000
Göteborgs Trafikleder AB (road construction)	3,414,000
Öresundsbro Konsortiet (bridge and tunnel construction)	9,759,476
Others	242,191
Total	32,294,878
Guarantees of the State Acting Through the Following State Agencies other than Riksgäldskontoret:
Insättningsgarantinämnden (Deposit Guarantee Board)	475,000,000
Exportkreditnämnden (The Export Credit Guarantee Board)	69,033,000
Bostadskreditnämnden (The National Housing Credit Guarantee Board)	9,183,000
Sida (Swedish International Development Agency)	2,072,000
Länsstyrelser (The County Government Boards)	120,076
Others	1,390,000
Total	556,798,076

Total Internal Guaranteed Debt	598,122,954

External Funded Debt as of December 31, 2004

(Payable in Foreign Currencies)

Title and Interest Rate	Date of Issue	Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
			(thousands)
US Dollars			USD
2.38% Bonds of 2002	10/15/2002	2005	1,250,000
4.375% Bonds of 2002	5/22/2002	2005	1,400,000
3.375% Bonds of 2003	9/4/2003	2007	500,000
2.500% Bonds of 2004	8/28/2004	2007	400,000
3.000% Bonds of 2003	5/12/2003	2008	1,100,000
6.125% Bonds of 1998	1/2/1998	2008	500,000
3.875% Bonds of 2002	10/15/2002	2009	1,200,000
Serial Zero Coupon Bonds of 1984(2)	4/4/1984	2009	111,832
12% Bonds of 1985	2/6/1985	2010	43,396
11.125% Bonds of 1985	6/12/1985	2015	67,081
10.25% Bonds of 1985	11/16/1985	2015	7,586
Total US Dollars			6,579,895	57,307,319

Japanese Yen			JPY
4.05% (AUD) Bonds of 1996	5/30/1996	2006	10,000,000
3.6% (AUD) Bonds of 1996	5/30/1996	2006	10,000,000
3.6% (AUD) Bonds of 1996	7/11/1996	2006	9,000,000
4% (AUD) Bonds of 1996	7/25/1996	2006	10,000,000
4.1% (AUD) Bonds of 1996	7/25/1996	2006	10,000,000
3.725% (AUD) Bonds of 1996	7/25/1996	2006	10,000,000
4.1% (AUD) Bonds of 1996	8/14/1996	2006	2,500,000
3.95% (AUD) Bonds of 1996	8/14/1996	2006	4,200,000
3.4% (AUD) Bonds of 1997	5/6/1997	2007	3,000,000
Total Japanese Yen			68,700,000	4,255,571

Swiss Francs			CHF
4.5% Bonds of 1996	9/18/1996	2006	200,000
4% Bonds of 1997	1/31/1997	2007	200,000
4% Bonds of 1997	2/21/1997	2007	300,000
Total Swiss Francs			700,000	3,608,970

Pounds Sterling			GBP
13.5% Bonds of 1983	1/19/1983	2010	44,416
11% Bonds of 1984	10/17/1984	2012	87,000
9.75% Bonds of 1985	11/20/1985	2014	80,182
Total Pounds Sterling			211,598	2,335,920

Euro(3)			EUR
Bonds of 1997 (ESP)(4)	2/20/1997	2005	78,132
7.35% Bonds of 1996 (ESP)	11/8/1996	2006	48,628
3.50% Bonds of 1999 (EUR)	2/9/1999	2006	2,650,000
Bonds of 1997 (FFR)(4)	2/13/1997	2007	76,225
6.625% Bonds of 1996 (FFR)	9/30/1996	2008	457,347
6.5% Bonds of 1996 (DEM)	3/5/1996	2008	102,463
5.0% Bonds of 1998 (EUR)	1/28/1998	2009	3,000,000
9.405% Bonds of 1996 (ESP)	4/9/1996	2026	60,101
Total Euro			6,472,896	56,706,338

External Funded Debt as of December 31, 2004

(Payable in Foreign Currencies)

Title and Interest Rate	Date of Issue	Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
Canadian Dollars			CAD
7% Bonds of 1993	12/1/1993	2008	350,000
Total Canadian Dollars			350,000	2,212,350

Norwegian Kroner			NOK
6.9% Bonds of 1995	12/5/1995	2005	1,000,000
Total Norveigian Kroner			1,000,000	1,027,600

Danish Kroner			DKK
Bonds of 1997(4)	8/11/1997	2005	400,000
4% Bonds of 1997	7/9/1997	2005	700,000
Total Danish Kroner			1,100,000	1,256,620

Australian Dollar			AUD
7.875% Bonds of 1997	4/23/1997	2007	100,000
4.96% Bonds of 2004	10/21/2004	2008	108,000
Total Australian Dollar			208,000	1,167,305

Non public funded debt				29,334,581

Total External Funded Debt				159,212,574
Total of External Short Term Floating Debt				0
Total Swaps				157,159,061
Unrealised currency gains/loss(5)				-15,376,090
Total debt denominated in foreign currency				300,995,545

(1)          The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)          Interest at the equivalent of 13.125% per annum.

(3)          Original currency of issuance within parentheses.

(4)          Special interest conditions.

(5)          According to exchange rates per December 31, 2004.

External Debt Guaranteed by the Kingdom of Sweden as of December 31, 2004

(Payable in foreign currencies)

		Principal Amount Outstanding	Equivalent in Swedish kronor(1)
		(thousands)
Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Nordiska Investeringsbanken (Nordic Investment Bank)	EUR	597,352	5,380,349
Sovereign States in Eastern and Central Europe	USD	7,125	47,114
Sovereign States in Eastern and Central Europe	EUR	5,657	50,953
Sweden House in St. Petersburg, Russia	USD	12,100	80,011
Venantius AB (housing finance)	NOK	3,560,500	3,873,824
Venantius AB (housing finance)	USD	129,494	856,279
Venantius AB (housing finance)	JPY	7,400,000	471,750
Venantius AB (housing finance)	EUR	36,155	325,648
Öresundsbro Konsortiet (bridge and tunnel construction)	GBP	371,680	4,724,053
Öresundsbro Konsortiet (bridge and tunnel construction)	USD	136,211	900,695
Öresundsbro Konsortiet (bridge and tunnel construction)	EUR	241,935	2,179,109
Öresundsbro Konsortiet (bridge and tunnel construction)	JPY	18,700,000	1,192,125
Öresundsbro Konsortiet (bridge and tunnel construction)	AUD	250,000	1,280,000
Öresundsbro Konsortiet (bridge and tunnel construction)	DKK	1,152,584	1,396,356
Öresundsbro Konsortiet (bridge and tunnel construction)	NOK	5,900,000	6,419,200
Total			29,177,466
Guarantees Issued by the Government:
International Bank for Reconstruction and Development (IBRD)	USD	1,696,200	11,216,123
Multilateral Investment Guarantee Agency (MIGA)	USD	16,208	107,175
European Bank for Reconstruction and Development (EBRD)	EUR	336,300	3,029,054
European Investment Bank (EIB)	EUR	4,655,556	41,932,593
Council of Europe Development Bank (CEB)	EUR	32,052	288,692
Nordic Investment Bank (NIB)	EUR	1,367,684	12,318,730
Inter-American Development Bank (IDB)	USD	314,807	2,081,661
Asian Development Bank (AsDB)	USD	173,312	1,146,026
African Development Bank (AfDB)	UA	302,290	3,093,968
Total			75,214,022
Guarantees of the State Acting Through the Following State Agency other than Riksgäldskontoret:
Affärsverket Statens Järnvägar (Swedish State Railways)	CHF	52,000	303,004

Total External Guaranteed Debt			104,694,492

RECAPITULATION OF GUARANTEED DEBT:
Total Internal Guaranteed Debt			598,122,954
Total External Guaranteed Debt			104,694,492
Total Guaranteed Debt			702,817,446

(1)          Translation of amounts in foreign currencies to Swedish kronor has been made at exchange rates in effect as of December 31, 2004 as follows: 6.6125 Swedish kronor per U.S. dollar, 12.71 Swedish kronor per British pound, 0.06375 Swedish kronor per Japanese yen, 9.007 Swedish kronor per E.U. euro, 1.2115 Swedish kronor per Danish kroner, 1.088 Swedish kronor per Norwegian kroner, 5.827 Swedish kronor per Swiss Franc, 5.12 Swedish kronor per Australian dollar and 10.2351 Swedish kronor per Units of Account.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

The following have been repurchased by the issuer and cancelled and are no longer outstanding:

(as of December 31, 2004)

12% Bonds of 2/6/1985, due 2010	$156,604,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$532,919,000
$689,523,000

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need to be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

(as of December 31, 2004)

12% Bonds of 2/6/1985, due 2010	$43,396,000
11 1/8% Bonds with warrants of 6/12/1985, due 2015	$67,081,000
$110,477,000

(b) If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Securities bought in the market.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

a) Internal floating indebtedness of the registrant.

(Total to be stated in the currency of the registrant).

Internal Floating Debt as of December 31, 2004

(Payable in Swedish Kronor)

Principal amount outstanding
(thousands of Skr)
Treasury Bills	267,315,141
Overnight borrowing	3,192,000
Repurchase agreements	10,785,585
National Debt Account	1,442,094
National Debt Savings	20,477,833
Total Internal Floating Debt	303,212,653

(1) At time of issue discounted amount.

RECAPITULATION OF INTERNAL DEBT:
Total Funded Debt	810,000,135
Total Floating Debt	303,212,653
Total Internal Debt	1,113,212,788

b) External floating indebtedness of the registrant.

(Total to be stated in the respective currencies in which payable).

External Floating Debt as of December 31, 2004

Title and Interest Rate

		Principal Amount Outstanding	Equivalent in Swedish kronor(1)
		(thousands)
US Dollars	USD
Sovereign Notes of 1986(2)		0
Eurocommercial Paper Program of 1988(3)		0
Total US Dollars		0	0

Euro	EUR
Eurocommercial Paper program of 1989		0
Total Euro		0

Pound Sterling	GBP
Eurocommercial Paper Program of 1993(3)		0
Total Pound Sterling		0

Total External Floating Debt			0

(1)          The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)          The notes are continuously offered in the United States with a maximum maturity of 270 days. The interest on the notes is variable and a function of current market conditions at issuance.

(3)          In addition to U.S. dollars, Swiss francs, Japanese yen and Pound sterling, the notes may also be issued in Euro, Australian dollars, Canadian dollars and Danish kroner with a maximum maturity of 365 days. The interest on the notes is variable and a function of market conditions at the time of issuance.

RECAPITULATION OF EXTERNAL DEBT:

Total External Funded Debt	159,212,574
Total External Floating Debt	0
Total External Debt	159,212,574

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Central Government Revenues and Expenditures(1)

	Fiscal Years
	2000	2001	2002	2003	2004
		(millions of Skr)
Revenues
Taxes:
Taxes on income, capital gains and profits(2)	127,500	134,900	65,100	29,700	45,700
Statutory social securities fees	225,900	238,800	249,800	259,000	266,000
Taxes on property	38,300	39,900	40,200	36,100	37,100
Value added tax	182,900	184,800	198,300	205,100	213,200
Petrol tax(3)	—	—	—	—	—
Tobacco tax	7,800	8,000	8,400	8,200	8,200
Alcoholic beverage tax	10,900	11,000	11,100	11,000	10,200
Tax on energy consumption	49,400	51,900	56,500	58,100	60,500
Taxes on road traffic	6,900	7,700	7,400	8,300	8,800
Other taxes	23,200	7,600	22,600	7,100	-12,800
Total taxes	672,800	684,600	659,400	622,600	642,600
Non-tax revenues
Operating surpluses(4)	13,700	32,500	31,300	11,400	10,300
Interest received by the Government	3,100	4,300	4,700	4,800	4,600
Other non-tax revenues(5)	28,700	14,000	13,100	13,100	20,200
Total non-tax revenues	45,500	50,800	49,100	29,200	35,100

Capital revenues	61,500	200	100	0	100
Loan repayment	2,546	2,600	2,700	2,500	2,400
Computed revenues(6)	8,600	8,400	9,900	9,500	8,300
Contributions from the European Union	9,000	8,500	9,300	12,000	11,600
Total other revenues	81,646	19,700	22,000	24,000	22,400
Total Revenues	799,946	755,100	730,500	661,700	694,400

Expenditures
The Swedish political system	4,820	5,413	7,333	7,505	7,539
Economy and fiscal administration	1,503	2,122	8,838	8,957	9,221
Tax administration and collection	6,170	6,432	8,049	8,284	8,569
Justice	23,317	24,149	24,052	25,513	26,318
Foreign policy administration and international co-operation	2,984	3,015	1,137	1,115	1,267
Total defence	46,165	44,895	44,588	45,129	42,846
International development assistance	15,317	16,989	15,684	15,912	19,907
Immigrants and refugees	4,472	5,282	6,695	7,724	7,466
Health care, medical care, social services	28,573	29,492	31,040	34,068	36,809
Financial security in the event of illness and disability	97,937	107,316	112,889	121,464	122,916
Financial security in old age	33,538	33,839	33,794	51,954	51,229
Financial security for families and children	44,596	48,289	50,197	52,223	53,925
Financial security in the event of unemployment	33,224	58,627	60,968	64,228	67,481
Labour market and working life	41,067	8,507	1,066	1,128	1,091
Study support	19,681	19,089	20,668	19,863	20,833

Central Government Revenues and Expenditures(1)

	Fiscal Years
	2000	2001	2002	2003	2004
		(millions of Skr)
Education and university research	31,363	33,259	40,871	42,046	43,981
Culture, the media, religious organisations and leisure	7,589	7,814	8,095	8,352	8,739
Planning, housing supply and construction	11,867	10,434	8,736	8,805	8,723
Regional balance and development	3,006	3,258	3,388	3,851	3,301
General environment and conservation	1,701	2,153	2,934	2,754	3,330
Energy	1,731	1,950	2,253	1,906	2,069
Communications	25,345	24,568	24,361	24,851	29,144
Agriculture and forestry, fisheries etc.	9,739	16,627	13,922	9,615	12,219
Business sector	3,819	3,348	3,453	3,330	3,690
General grant to municipalities	97,535	100,639	102,333	72,400	69,834
Interest on Central Government Debt. etc.	90,213	81,260	67,340	42,173	52,718
Contribution to the European Community	22,295	23,272	20,648	18,322	25,563
Total expenditures (all areas of expenditure)	709,567	722,038	725,332	703,470	740,728
Budget deficit	-90,379	-33,062	-5,155	-41,770	-46,328
Transactions outside closed accounts	—	—	—	—	—
Net lending by Riksgäldskontoret	23,914	28,769	50,262	12,094	10,305
Adjustment to cash basis(7)	9,600	11,600	-37,598	-2,946	-13,345
Transfer from the National Pension Fund(8)	-45,000	-46,000	-8,687	-13,728	-3,975
Net borrowing requirement(9)	-101,865	-38,693	-1,178	-46,350	-53,343

(1)	No receipts/revenues are pledged or otherwise specifically allocated to any issue registered.
(2)		2000	2001	2002	2003	2004
	Net personal income taxes	50,300	33,200	-17,200	-38,000	-26,900
	Corporate income taxes	72,600	94,100	76,500	62,900	67,200
	Other income taxes	4,600	7,600	5,700	4,900	5,400
(3)	From 1995/96 Petrol tax is included in tax on energy consumption.
(4)	Primarily net surplus of public enterprises, other agencies and the Riksbank and income from lotteries, etc.
(5)	Primarily revenues from real estate investments, dividends on state-owned shares, administrative fees and changes and revenues from sales.
(6)

Primarily cash payments by public utilities to the Government representing depreciation on capital funds invested in them by the state and revenues and expenditures for Government pensions. Expenditures for Government pensions can be in excess of revenues and therefore the remainder of this revenue heading can be in excess of revenues and can show a deficit.

(7)	Excluding Transfer from National Pension Fund.
(8)	The old-age pension reform has taken on a partially new role as of 1999. The funding responsibility for disability and survivor pensions has been transferred to the Central Government budget.
(9)	As of 1997, the Net borrowing requirement is identical to the Central Government budget balance. A negative Net borrowing requirement is equivalent with a budget balance surplus.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (of if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Virtually all exchange control regulations were abolished on July 1, 1989. Foreign exchange control may, in accordance with the treaties of the European Union, only be reintroduced under certain extraordinary circumstances such as if Sweden is involved in a war.

8. Brief statements as of date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

(In Skr millions)

September 23, 2005
Notes and coins (excluding bank holdings)	105,412
Gold reserves of Sveriges Riksbank	18,730

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

FOREIGN TRADE BY COMMODITY GROUP

	Year ended December 31
	2000		2001		2002		2003		2004
	(millions of Skr)%		(millions of Skr)%		(millions of Skr)%		(millions of Skr)%		(millions of Skr)%
Exports (f.o.b.)
Food Products, Beverage and Tobacco	20,838	2.6	24,851	3.1	26,508	3.3	27,902	3.4	30,676	3.4
Wood Products	20,789	2.6	20,813	2.6	22,617	2.8	22,264	2.7	21,910	2.4
Pulp	17,539	2.2	15,796	2.0	14,459	1.8	13,685	1.7	14,863	1.7
Paper and Board	62,905	7.8	66,840	8.3	66,894	8.3	66,625	8.1	66,673	7.4
Petroleum Products	26,231	3.3	24,041	3.0	21,814	2.7	25,335	3.1	33,658	3.7
Coal and other Fuels	525	0.1	2,451	0.3	1,805	0.2	1,361	0.2	2,094	0.2
Iron and Steel	38,500	4.8	39,604	4.9	40,518	5.0	41,656	5.1	51,666	5.7
Iron Ore	3,592	0.4	3,315	0.4	3,761	0.5	4,001	0.5	4,902	0.5
Non-Ferrous Metals	11,534	1.4	12,342	1.5	12,019	1.5	11,417	1.4	14,022	1.6
Other Minerals	3,599	0.4	3,186	0.4	3,084	0.4	3,143	0.4	4,394	0.5
Other Raw Materials	2,503	0.3	2,594	0.3	2,693	0.3	2,442	0.3	2,301	0.3
Manufactured Metal	22,175	2.8	23,119	2.9	24,242	3.0	24,309	3.0	26,287	2.9
Machinery and Equipment	300,860	37.4	267,761	33.2	256,957	31.9	251,555	30.5	276,827	30.7
Motor Vehicles and Spare Parts	103,030	12.8	107,705	13.4	109,189	13.5	119,682	14.5	134,162	14.9
Ships	3,332	0.4	4,244	0.5	2,945	0.4	3,549	0.4	2,600	0.3
Chemicals and Plastics	74,778	9.3	86,778	10.8	90,279	11.2	98,971	12.0	103,532	11.5
Clothes, Shoes and Leather	7,301	0.9	7,987	1.0	8,792	1.1	9,310	1.1	9,499	1.1
Other Manufactured Products	83,735	10.4	91,806	11.4	95,726	11.9	94,889	11.5	98,479	10.9
Other Products	795	0.1	1,372	0.2	1,627	0.2	1,851	0.2	2,084	0.2
Total Exports	804,559	100.0	806,604	100.0	805,930	100.0	823,949	100.0	900,630	100.0

	Year ended December 31
	2000		2001		2002		2003		2004
	(millions of Skr)%		(millions of Skr)%		(millions of Skr)%		(millions of Skr)%		(millions of Skr)%
Imports (c.i.f.) by country of consignment
Food Products, Beverage and Tobacco	41,082	6.1	46,786	7.1	50,879	7.8	52,865	7.9	55,907	7.7
Wood Products	6,458	1.0	5,865	0.9	6,178	0.9	6,294	0.9	6,480	0.9
Pulp	2,385	0.4	2,081	0.3	2,324	0.4	2,241	0.3	2,309	0.3
Paper and Board	9,258	1.4	9,069	1.4	9,599	1.5	10,174	1.5	10,780	1.5
Petroleum Products	17,679	2.6	17,643	2.7	17,032	2.6	19,548	2.9	23,312	3.2
Crude Oil	38,924	5.8	36,355	5.5	33,043	5.1	35,682	5.3	41,178	5.6
Coal and other Fuels	3,576	0.5	3,322	0.5	6,209	1.0	8,394	1.2	5,232	0.7
Iron and Steel	23,355	3.5	22,758	3.5	23,389	3.6	25,968	3.9	33,386	4.6
Non-Ferrous Metals	13,061	2.0	12,270	1.9	11,672	1.8	11,294	1.7	13,495	1.9
Other Minerals	6,342	0.9	6,494	1.0	6,824	1.0	5,888	0.9	9,353	1.3
Other Raw Materials	7,201	1.1	8,134	1.2	7,728	1.2	7,501	1.1	7,724	1.1

FOREIGN TRADE BY COMMODITY GROUP

	Year ended December 31
	2000		2001		2002		2003		2004
	(millions of Skr)%		(millions of Skr)%		(millions of Skr)%		(millions of Skr)%		(millions of Skr)%
Manufactured Metal	18,361	2.7	19,450	3.0	18,913	2.9	19,318	2.9	20,362	2.8
Machinery and Equipment	224,915	33.7	200,058	30.5	189,993	29.2	187,704	27.9	204,696	28.1
Motor Vehicles and Spare Parts	74,790	11.2	69,501	10.6	70,695	10.9	77,782	11.6	84,398	11.6
Ships	1,161	0.2	2,637	0.4	3,289	0.5	5,825	0.9	4,251	0.6
Chemicals and Plastics	64,831	9.7	71,645	10.9	70,221	10.8	73,943	11.0	79,130	10.9
Clothes, Shoes and Leather	26,576	4.0	27,490	4.2	27,522	4.2	27,150	4.0	27,197	3.7
Other Manufactured Products	87,946	13.2	94,533	14.4	95,563	14.7	95,686	14.2	99,689	13.7
Other Products	154	0.0	129	0.0	136	0.0	161	0.0	160	0.0
Total Imports	668,056	100.0	656,222	100.0	651,208	100.0	673,419	100.0	729,038	100.0

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	Year ended December 31
	2000		2001		2002		2003		2004
	millions of Skr	%	millions of Skr	%	millions of Skr	%	millions of Skr	%	millions of Skr	%
Exports (f.o.b.)

European Union (EU)
United Kingdom	75,237	9.4	70,637	8.8	65,985	8.2	64,045	7.8	70,691	7.8
Germany	87,766	10.9	84,143	10.4	80,775	10.0	82,822	10.1	91,992	10.2
Denmark	45,998	5.7	47,929	5.9	49,096	6.1	52,704	6.4	59,570	6.6
Finland	44,198	5.5	43,885	5.4	45,682	5.7	47,011	5.7	51,600	5.7
Other EU countries (1)	193,496	24.0	185,407	23.0	191,150	23.7	197,409	24.0	215,370	23.9
Total EU	446,695	55.5	432,001	53.6	432,689	53.7	443,991	53.9	489,223	54.3

European Free Trade Association (EFTA)
Norway	60,146	7.5	67,618	8.4	70,030	8.7	69,227	8.4	77,011	8.6
Other EFTA countries (2)	11,006	1.4	11,785	1.5	12,300	1.5	11,087	1.3	12,465	1.4
Total EFTA	71,152	8.8	79,403	9.8	82,329	10.2	80,314	9.7	89,476	9.9

Central and Eastern Europe	35,696	4.4	35,534	4.4	37,823	4.7	40,818	5.0	45,254	5.0
Russia	5,076	0.6	8,956	1.1	11,064	1.4	11,359	1.4	13,605	1.5
United States	81,708	10.2	89,249	11.1	91,827	11.4	94,766	11.5	96,349	10.7
Japan	22,310	2.8	25,121	3.1	19,116	2.4	15,895	1.9	15,533	1.7
State trading countries in Asia and America	17,405	2.2	20,173	2.5	15,641	1.9	18,258	2.2	19,080	2.1
OPEC countries	15,125	1.9	20,068	2.5	23,190	2.9	21,460	2.6	24,021	2.7
Other countries	109,391	13.6	96,099	11.9	92,251	11.4	97,086	11.8	108,089	12.0

Total Exports	804,559	100.0	806,604	100.0	805,930	100.0	823,949	100.0	900,630	100.0

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2) Switzerland, Liechtenstein and Iceland.

	Year ended December 31
	2000		2001		2002		2003		2004
	millions of Skr	%	millions of Skr	%	millions of Skr	%	millions of Skr	%	millions of Skr	%
Imports (c.i.f.) by country of consignment

European Union (EU)
United Kingdom	63,645	9.5	58,546	8.9	57,367	8.8	54,253	8.1	54,896	7.5
Germany	117,798	17.6	116,097	17.7	120,157	18.5	126,362	18.8	137,827	18.9
Denmark	50,129	7.5	56,013	8.5	59,008	9.1	60,684	9.0	67,318	9.2
Finland	37,716	5.6	35,418	5.4	34,460	5.3	37,798	5.6	45,524	6.2
Other EU countries (1)	170,351	25.5	171,597	26.1	166,174	25.5	172,430	25.6	180,911	24.8
Total EU	439,639	65.8	437,672	66.7	437,165	67.1	451,528	67.1	486,476	66.7

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	Year ended December 31
	2000		2001		2002		2003		2004
	millions of Skr	%	millions of Skr	%	millions of Skr	%	millions of Skr	%	millions of Skr	%
European Free Trade Association (EFTA)
Norway	54,650	8.2	55,444	8.4	51,078	7.8	53,662	8.0	55,338	7.6
Other EFTA countries (2)	9,137	1.4	9,801	1.5	9,381	1.4	8,898	1.3	8,865	1.2
Total EFTA	63,788	9.5	65,244	9.9	60,459	9.3	62,560	9.3	64,203	8.8

Central and Eastern Europe	31,025	4.6	31,633	4.8	35,683	5.5	41,810	6.2	48,517	6.7
Russia	5,161	0.8	3,887	0.6	9,707	1.5	10,349	1.5	16,006	2.2
United States	44,798	6.7	35,634	5.4	30,985	4.8	26,257	3.9	25,177	3.5
Japan	19,709	3.0	14,737	2.2	14,516	2.2	14,854	2.2	15,448	2.1
State trading countries in Asia and America	8,934	1.3	11,273	1.7	10,937	1.7	14,208	2.1	17,246	2.4
OPEC countries	7,440	1.1	10,977	1.7	7,097	1.1	8,195	1.2	6,552	0.9
Other countries	47,562	7.1	45,167	6.9	44,659	6.9	43,656	6.5	49,412	6.8

Total Imports	668,056	100.0	656,222	100.0	651,208	100.0	673,419	100.0	729,038	100.0

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal and Austria.

(2) Switzerland, Liechtenstein and Iceland.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments).

Balance of Payments

			December 31
	2000	2001	2002	2003	2004
			(billions of Skr)
Current account	90.7	100.4	117.7	185.5	205.6
Trade in goods (f.o.b. – f.o.b.)	142.5	149.4	154.5	153.7	172.4
Net trade of goods	127.7	127.3	151.7	150.5	169.9
Correction items	14.8	22.1	2.8	3.2	2.5
Services	-16.4	-9.4	0.4	19.5	39.9
Transportation	10.6	12.6	16.0	16.9	21.3
Travel	-36.4	-27.4	-25.3	-23.7	-29.5
Other services	9.4	5.4	9.7	26.3	48.1
Compensation of employees	-2.3	-2.7	-2.1	-1.7	-1.9
Investment income	-16.9	-18.4	-14.6	22.7	26.5
Direct investment	42.7	51.2	51.3	76.6	71.3
Portfolio investment excl. fin. derivatives	-43.1	-48.7	-48.3	-41.5	-33.5
Income on equity	-0.8	-0.4	2.2	5.9	4.7
Income on debt (interest)	-42.3	-48.3	-50.5	-47.4	-38.3
Other investment	-16.5	-20.9	-17.6	-12.4	-11.3
Current transfers	-22.4	-24.7	-27.1	-16.6	-35.2
Contributions etc. to/from the EU	-13.7	-14.4	-15.7	-8.0	-15.5
Development assistance grants	-5.8	-7.3	-6.5	-5.4	-8.1
Other current transfers	-2.9	-3.0	-4.9	-3.2	-11.6
Capital account	-3.9	-2.1	-0.7	0.0	0.7
Contributions etc. to/from the EU, investment	1.0	0.4	1.6	1.8	1.7
Development assistance grants, investment	-3.0	-3.2	-3.2	-2.9	-2.3
Other	-1.8	0.8	0.9	1.1	1.3
Financial account	-5.9	16.9	-113.5	-227.5	-211.2
Direct investment	-159.6	57.1	10.8	-161.4	-101.4
Abroad	-372.6	-65.9	-103.5	-171.7	-87.8
Equity capital	-226.4	-69.9	-124.6	-120.3	-28.6
Loans etc.	-67.3	25.8	64.6	22.3	-3.4
Reinvested earnings	-78.9	-21.8	-43.6	-73.7	-55.8
In Sweden	213.0	123.0	114.3	10.4	-13.6
Equity capital	33.8	96.1	98.6	-27.1	7.5
Loand etc.	150.4	32.5	17.6	26.1	-42.3
Reinvested earnings	28.8	-5.6	-1.9	11.4	21.2
Portfolio investment excl. fin. derivatives	-28.4	-135.4	-107.4	-73.4	-177.5
Assets (change in Swedish inv. abroad)	-112.6	-234.8	-40.7	-108.4	-180.0
Equity securities	8.3	-230.3	-4.3	-36.9	-45.0
Debt securities	-120.9	-4.5	-36.3	-71.5	-135.0
Liabilities (change in foreign inv. in Sw.)	84.1	99.5	-66.7	35.0	2.4
Equity securities	158.6	-28.0	21.7	3.1	1.7
Debt securities	-74.5	127.5	-88.4	31.9	0.7
Financial derivatives	-3.5	-53.2	-1.2	8.9	-1.7
Other investment	187.9	137.7	-8.3	14.8	61.1
Assets (change in Swedish inv. abroad)	-141.8	10.5	-13.7	-31.9	-118.4

Balance of Payments

			December 31
	2000	2001	2002	2003	2004
			(billions of Skr)
Loans	-125.9	4.3	-25.0	-34.1	-126.3
Trade credits & Other	-15.9	6.3	11.3	2.3	8.0
Liabilities (change in foreign inv. in Sw.)	329.7	127.1	5.4	46.6	179.4
Loans	308.3	131.8	8.6	58.4	207.4
Trade credits & Other	21.4	-4.7	-3.2	-11.8	-28.0
Reserve assets	-2.3	10.7	-7.4	-16.4	8.4
Net errors and omissions	-81.0	-115.2	-3.5	42.0	4.9

This annual report comprises:

a) Pages numbered 1 to 22 consecutively.

b) The following exhibits:

Exhibit a) None

Exhibit b) None

Exhibit c) Budget Statement

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Stockholm Sweden, on the 18th of October, 2005.

Kingdom of Sweden

Acting through Riksgäldskontoret

By:	/s/ Thomas Olofsson
Thomas Olofsson
Acting Director

By:	/s/ Åsa Engström
Åsa Engström
General Counsel